

VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

VIA FEDEX


10015329

March 5, 2010

RECEIVED
2010 MAR 10 P 12:04

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon Ross
Chief Financial Officer
for **VALGOLD RESOURCES LTD.**

Enclosures

dw 3/10

United States Sec Filing
March 5, 2010

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated February 4, 2010;
2. News Release – dated February 23, 2010

Correspondence with Securities Commission(s)

NONE FILED.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

February 4, 2010
NR2010-04

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS ON ANNUAL AND SPECIAL MEETING

At the Annual and Special Meeting of the shareholders of **ValGold Resources Ltd.** (the "Company" or "ValGold") held on Wednesday, February 3, 2010, Sargent Berner, Dr. A. Darryl Drummond, Kenneth Yurichuk, Stephen J. Wilkinson and William J. Witte were re-elected as directors of the Company and PricewaterhouseCoopers LLP were re-appointed as the Company's auditors for the following year. Shareholders also ratified and approved the continuation of the Company's 10% rolling stock option plan, in accordance with the requirements of the TSX Venture Exchange.

Mr. Pedro ("Peter") Tinoco, who had served as a Director of the Company since April 2007 retired and at his request was not nominated for re-election at the Company's Annual General Meeting. Mr. Wilkinson expressed thanks on behalf of Management and the Board of Directors, stating, "Mr. Tinoco has been an important member of our Board, both as a regular director and as a valued advisor. Peter has agreed to be a consultant for ValGold."

At the shareholders' meeting, a special resolution was passed authorizing the directors, subject to receipt of all necessary regulatory approvals, to proceed in their discretion with a consolidation of all the issued and outstanding common shares of the Company on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares. The share consolidation was recommended by ValGold management as necessary with respect to the Company's ability to obtain required additional financing, and management wishes to express their appreciation to our shareholders for their continued support. It is not anticipated that there will be a change of name in connection with the share consolidation.

Following the Company's Annual General Meeting, Mr. Berner was appointed the Company's new Chairman of the Board. Stephen Wilkinson was re-appointed as the Company's President and Chief Executive Officer. Ms. Shannon M. Ross was re-appointed as the Company's Chief Financial Officer and Corporate Secretary.

ValGold is pleased to also report that the private placement previously announced on January 6th 2010 is fully subscribed and that no further subscriptions will be accepted. The private placement of up to 6,000,000 Subscription Receipts at a price of $0.17 per Subscription Receipt was to raise aggregate gross proceeds of up to $1,020,000. The final closing for the Subscription Receipts is being scheduled for early next week.

For more information on ValGold and its portfolio of international projects, visit our website at www.valgold.com

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

February 23, 2010
NR 2010-05

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD REPORTS ADDITIONAL DRILL RESULTS FOR THE GARRCON AREA, GARRISON GOLD PROPERTY, ONTARIO

ValGold Resources Ltd. ("ValGold" or the "Company") is pleased to announce additional drill results from holes six, seven, and eight of the 2009 diamond drilling program on its 100%-owned Garrison gold property. Northern Gold Mining Inc. ("Northern Gold") is the operator of the exploration program and is in the first year of an option agreement under which it is earning its interest in the Garrison gold property from ValGold. For more information on the option agreement, please see ValGold's news release dated September 14, 2009.

Eleven diamond drill holes totaling 2,333 metres ("m") were completed in 2009 designed to lead to a resource calculation on the Garrcon area. To date, the Garrcon shaft zones have been drilled at 30-m intervals over a strike length of 195 m (640 feet). It is possible that the zones could extend to a strike length of about 500 m (1600 feet) as indicated by previous drilling and underground development by Cominco in the 1930's. The Garrcon zones have also been successfully tested to depths beyond 200 m in C-06-07 (see ValGold release dated November 22, 2006) which intersected 3.48 g/t Au over 13.5 m at a depth of 275.5-289.0 m.

The following table highlights the significant intersections from Northern Gold's most recent results:

HOLE ID	FROM (m)	TO (m)	LENGTH (m)	GRADE (g/t Au)	ZONE
GAR-09-06	68.0	152.2	84.2	1.48	Shaft B+C+ South Zone
including	68.0	85.5	17.5	2.44	Shaft B
	68.0	69.0	1.0	11.56 *VG	
	76.5	77.5	1.0	8.08 *VG	
and	115.0	152.2	37.2	2.03	Shaft C
including	115.0	116.0	1.0	16.29	
	151.2	152.2	1.0	15.61 *VG	South Zone
GAR-09-07	4.4	14.0	9.6	2.22	Shaft A
including	6.0	8.0	2.0	5.53 *VG	
GAR-09-07	17.0	18.0	1.0	1.60t	
GAR-09-07	68.0	76.5	8.5	3.24	Shaft B
including	76.0	76.5	0.5	27.02 *VG	
GAR-09-08	54.0	57.5	3.5	0.70	
GAR-09-08	125.0	138.0	13.0	0.60t	North B
including	137.0	138.0	1.0	2.14	
GAR-09-08	153.0	154.0	1.0	1.14	
GAR-09-08	176.0	193.0	17.0	0.75 *VG	North A
including	192.0	193.0	1.0	1.72	

Note: All widths are downhole thickness; *VG-visible gold observed in sample interval

Drill holes, GAR-09-06 and -07, were to test the Shaft zones and South zone east of the Garrcon shaft. GAR-09-08 was designed to test the North zones. GAR-09-06 was drilled south and

collared 195 m (640 feet) east of the Garrcon shaft. Multiple occurrences of visible gold were noted in the shaft zones.

GAR-09-07 was drilled south 25 m below GAR-09-06 at 195 m (640 feet) east of the Garrcon shaft. Visible gold was noted within 1.0 m (3.3 feet) of bedrock surface where it appears that the hole was collared into the surface Shaft A zone. The surface Shaft A zone occurs beneath 3 m (10 feet) of overburden and represents a high priority surface stripping target. This hole intersected mine workings on the 73-m (240-feet) level. Visible gold mineralization was noted 6.0 m before the mine workings.

GAR-09-08 was collared 15m west of and drilled 50m below GAR-09-01 into the North zones. Broad low grade results were noted in the North Zones accompanied by occasional small flecks of visible gold.

Northern Gold reports that it is pleased with the results from the 2009 drill program, and is currently developing targets for Phase II drilling on the Garrison gold property. Because of the potentially low cost of exploration per ounce, the program will focus on proving a resource at the Garrcon prospect as it represents the greatest exploration value.

For information on ValGold and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact the company at:
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.